UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: August 20, 2009
(Date of earliest event reported)

Timberline Resources Corporation

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34055
————————————

Delaware	**82-0291227**
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814
(Address of principal executive offices, including zip code)

(208) 664-4859
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On August 20, 2009, Timberline Resources Corporation (the "Company") issued a press release entitled "Timberline Receives Permit to Begin Development at its Butte Highlands Gold Project". A copy of the press release is attached as Exhibit 99.1 and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibits attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended ("the Exchange Act"), nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

   (d) Exhibits

Exhibit No.   Description
99.1   Press Release of Timberline Resources Corporation dated August 20, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMBERLINE RESOURCES CORPORATION

By: /s/ Randal Hardy
         Randal Hardy
         Chief Executive Officer, Chief Financial Officer
         and Director

Date: August 20, 2009

EXHIBIT INDEX

<u>Exhibit No.</u>   <u>Description</u>
99.1   Press Release of Timberline Resources Corporation dated August 20, 2009.

Exhibit 99.1

PRESS RELEASE

Timberline Receives Permit to Begin Development at its Butte Highlands Gold Project

August 20, 2009 – Coeur d'Alene, Idaho – **Timberline Resources Corporation (NYSE Amex: TLR)** ("Timberline") today is pleased to announced that it has received its Amended Exploration Permit from the Montana Department of Environmental Quality (DEQ). This permit authorizes the company to proceed with its underground development and exploration activities as a pre-cursor to production at its Butte Highlands Gold Project.

Timberline and its 50% joint venture partner are now authorized to construct exploration drifts, perform both surface and underground drilling, and extract a bulk sample. The acreage that may be disturbed under the permit totals approximately 50 acres, including 20 acres for surface facilities. The plan involves construction of exploration drifts approximately 14 feet wide by 16 feet high and 6,700 feet in length. The drill program to further define and expand the resource anticipates 120 drill holes from 10-15 drill stations located throughout the drifts. The drill holes will average 500 feet in length for a total of approximately 60,000 feet of core drilling. The plan also anticipates collecting a 10,000 ton bulk sample. The underground development, exploration drilling, and bulk sampling is anticipated to take approximately one year.

Timberline's Vice President of Exploration, Paul Dircksen, said, "We have found the local officials and the Montana DEQ regulators to be very professional and thorough in their analyses and look forward to working with them as we move this project forward. The issuance of this permit demonstrates the confidence of the Montana DEQ in Timberline's and SMD's management to develop this project in an environmentally friendly and responsible manner as we advance the project through the next stage of development toward our goal of production. SMD has already begun preliminary site preparations and will have the site prepared and portal in place for continued development throughout the winter and into 2010."

Site developments will include a ventilation raise area, a facilities area (shop area, on-site power generation facility, fuel storage, and explosives storage), sediment and recycle water ponds, and waste rock storage areas. Improvements associated with the exploration project will include all facilities necessary for this development and future production, and will be confined to private lands owned by Timberline and the joint venture operating company.

Butte Highlands is located approximately 15 miles south of Butte, Montana within a favorable geologic domain that has hosted several multi-million ounce gold deposits including Butte, Golden Sunlight, Montana Tunnels, and Virginia City. The property was extensively drilled by Placer Dome, Battle Mountain, ASARCO, and Orvana Minerals in the 1980s and 1990s, and contains historic mineralization outlined by Orvana (not compliant with NI 43-101 or SEC Guide 7) exceeding 500,000 ounces of gold at a grade of nearly 0.30 ounces of gold per ton (oz/t). Past drilling highlights include gold intercepts of 50 feet of 0.65 oz/t, 31 feet of 1.06 oz/t, and 11.50 feet of 1.99 oz/t.

More information regarding Timberline and its projects, including the Butte Highlands Gold Project JV, may be found on the company's web site at www.timberline-resources.com.

Timberline Resources Corporation has taken the complementary businesses of mining services and mineral exploration and combined them into a unique, forward-thinking investment vehicle that provides investors exposure to both the "picks and shovels" and "blue sky" aspects of the mining industry. Timberline has contract core drilling subsidiaries in the western United States and Mexico and an exploration division focused on district-scale gold projects with the potential for near-term, low-cost development. The Company has formed a 50/50 joint venture with Highland Mining, LLC, an affiliate of Small Mine Development, LLC, at its Butte Highlands Gold Project which is scheduled and permitted for development in 2009. Timberline is listed on the NYSE Amex and trades under the symbol "TLR".

Contact Information:
John Swallow, Chairman
Phone: 208.664.4859